FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   01 May 2008


                               File no. 0-17630


                            Transaction in Own Shares



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares




1st May 2008


SHARE REPURCHASE PROGRAMME

CRH plc announces that on 30th April 2008, Davy purchased, on behalf of the Company, 56,500 Ordinary Shares of EUR0.32 each in CRH plc at prices between EUR24.248 and EUR24.54 per Ordinary Share. The purchased shares will be held as Treasury Shares.

CRH plc also announces that on 30th April 2008 it transferred to participants in its employee share schemes 51,040 Ordinary Shares at prices between EUR14.45 and EUR20.79 per Ordinary Share and GBP12.04 and GBP14.37 per Ordinary Share.

Following the above transactions, CRH plc holds 10,279,421 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 536,947,773.

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  01 May 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director